

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 28, 2010

Ms. Rachel Stark-Cappelli
Chief Executive Officer
Obscene Jeans Corp.
1522 Romallo Lane
Sarasota, FL 34232

> **RE: Obscene Jeans Corp.**
> **Amendment to Registration Statement on Form S-1**
> **Filed June 18, 2010**
> **File No. 333-166064**

Dear Ms. Stark-Cappelli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Information

1.   We note your responses to comment three from our letter dated June 4, 2010 and comment 11 from our letter dated May 7, 2010. Your response indicates that you have not applied to register your securities in any state and will not do so until you have received an expression of interest from potential investors. It was unclear how you considered Rule 415(a)(1)(ix) as it relates to your offering. Please advise. In addition,

clarify the reference to receiving expressions of interest and how you plan to obtain such expressions of interest.

Business Description, page 21

2.   Your revised disclosure responsive to comment five from our letter dated May 7, 2010 indicates that you do not anticipate entering into an agreement with Ms. Stark-Cappelli until you have raised sufficient funds to ensure that you can implement your business plan and financially compensation her. Please revise to clarify the meaning of this statement. In addition, to the extent any proceeds from the offering may be used to compensate Ms. Stark-Cappelli for management or design services, please revise the use of proceeds section accordingly.

Management, page 34

3.   We reissue comment eight from our letter dated May 7, 2010. Please revise to provide the disclosure contemplated by Item 401(e) of Regulation S-K.

Financial Statements

General

4.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 8-08 of Regulation S-X.

Exhibits

Exhibit 99

5.   We reissue comment 11 from our letter dated May 7, 2010. We note the statement that the subscription agreement is an irrevocable offer to purchase the number of shares covered by the subscription agreement. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an <u>irrevocable</u> offer to purchase those shares. We may have further comment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc.   William MacDonald
         (604) 681-4760